UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

YZAPP INTERNATIONAL , INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)

ALLIED CHINA INVESTMENTS, LLC
570 Lexington Avenue, New York, New York 10022
(Address of principal executive offices)

________________________________________

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With Copies To:

Richard A. Friedman, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel:(212) 930-9700
Fax:(212) 930-9725

August 12, 2008
________________________________________

         (Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

CUSIP: 030363 105

1.    NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ALLIED CHINA INVESTMENTS, LLC
EIN: 26-3207256

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |_|
      (b)   |X|

3.    SEC USE ONLY

  4.  SOURCE OF FUNDS

WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM  2(e) or 2(f) |_|

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7. SOLE VOTING POWER 5,878,894
SHARES
BENEFICIALLY	8. SHARED VOTING POWER
OWNED BY
EACH	9. SOLE DISPOSITIVE POWER 5,878,894
REPORTING
PERSON WITH	10. SHARED DISPOSITIVE POWER

b
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50.05%

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.05% (based on 11,746,041 shares of Common Stock issued and outstanding)

14.   TYPE OF REPORTING PERSON

LLC

Item 1. Security and Issuer

     The name of the issuer is YzApp International, Inc. (the "Issuer"), whose principal executive offices are located at 570 Lexington Avenue, New York, New York 10022.

Item 2. Identity and Background.

      This statement is being filed by Allied China Investments, LLC, a Delaware limited liability company ("ACI") whose business address is 570 Lexington Avenue, New York, New York 10022. ACI is principally engaged in investing.

      William J. McCluskey is the managing member of ACI and has sole voting and dispositive power over the shares held by ACI. Mr. McCluskey has his business address at 570 Lexington Avenue, New York, New York 10022. Mr. McCluskey is a citizen of the United States.

      During the past five years, neither ACI nor Mr. McCluskey has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The Reporting Person received the securities covered by this statement pursuant to a Stock Purchase Agreement (the “Agreement”) by and among the Company, Belmont Partners, LLC and ACI (then known as BMC Acquisitions Corp., LLC), pursuant to which ACI acquired 5,878,894 shares of common stock of the Company, for the aggregate purchase price of $300,000. The Stock Purchase Agreement is more fully described in a current report on Form 8-K filed by the Issuer on August 20, 2008.

Item 4. Purpose of Transaction.

      The Reporting Person has acquired its holdings from certain shareholders concurrent with the purchase of the Shares pursuant to the Stock Purchase Agreement as described in Item 3 above. In connection with the Stock Purchase Agreement, there were changes to the Issuer's board of directors which were more fully described in the Form 8-K referenced above.

      Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)   The Reporting Person is the beneficial owner of 5,878,894 shares, representing 50.05% of the outstanding shares on a fully diluted basis. The Reporting Person does not own any other securities of the Company.

(b)   The Reporting Person has the sole power to vote and dispose of the 5,878,894 shares.

(c)   The Reporting Person did not effect any transactions in the issuer'ssecurities within the past 60 days.

(d)   No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Except as disclosed herein and in the current report on Form 8-K filed by the Issuer on August 20, 2008, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1
Stock Purchase Agreement (the “Agreement”) by and among Belmont Partners, LLC, the Issuer, and the Reporting Person, incorporated by reference to Exhibit 10.2 of the Form 8-K filed by the Issuer on August, 20, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLIED CHINA INVESTMENTS, LLC.

Dated: September 25, 2008	By:	/s/ William J. McCluskey
Name: William J. McCluskey
Title: Managing Member